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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  SCHEDULE TO-C
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                ----------------
                               BE AEROSPACE, INC.
                       (Name of Subject Company (Issuer))
                                ----------------
                               BE AEROSPACE, INC.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
           Options to purchase common stock, par value $0.01 per share
                         (Title of Class of Securities)
                                ----------------
                                    073302101
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                                ----------------
                            Edmund J. Moriarty, Esq.
                       Vice President, General Counsel and
                                    Secretary
                               BE Aerospace, Inc.
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                                 (561) 791-5000
                              (561) 791-3966 (Fax)
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)
                                    Copy to:
                               John J. Cannon III
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000
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                            Calculation of Filing Fee

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       Transaction valuation*                    Amount of filing fee*
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          Not Applicable                            Not Applicable

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*    No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:  N/A                Filing Party:  N/A
          Form or Registration No.:  N/A              Date Filed:  N/A
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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         Attached are BE Aerospace, Inc.'s ("BE Aerospace" or the "Company")
Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on June 19, 2003 (the "Proxy Materials"). The Proxy Materials contain a proposal submitted for the approval of BE Aerospace's stockholders to amend BE Aerospace's Amended and Restated 1989 Stock Option Plan, 1991 Directors' Stock Option Plan, United Kingdom 1992 Share Option Scheme, 1996 Stock Option Plan, 2001 Stock Option Plan and 2001 Directors' Stock Option Plan, as amended to permit a one-time stock option exchange program under which outstanding stock options having an exercise price equal to or greater than $12.00 per share would be exchanged for new stock options (the "Option Exchange Program"). BE Aerospace will grant one new stock option for every three eligible stock options tendered in the offer. The new stock options would have an exercise price equal to the closing price of the Company's common stock as reported on the composite tape of the Nasdaq National Market on the date immediately preceding the date of the grant, which will be at least six months and one day after cancellation of the exchanged stock options.

         The Proxy Materials do not constitute an offer to holders of stock options to purchase BE Aerospace's common stock to exchange their stock options. In the event BE Aerospace's stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of BE Aerospace's Board of Directors, which may choose not to implement the Option Exchange Program.

         At the time the Option Exchange Program commences, BE Aerospace will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. BE Aerospace will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Investors will be able to obtain these written materials and other documents filed by BE Aerospace with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov and from the Company's website at www.beaerospace.com.

Item 12. Exhibits.

   99.1 Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on April 25, 2003)

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                                  EXHIBIT INDEX

Exhibit
No.             Description
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99.1            Notice of Annual Meeting of Stockholders and Proxy Statement for
                Annual Meeting of Stockholders (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on April 25, 2003)

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